Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-248770

ONTRAK, INC.

      9.50% Series A Cumulative Perpetual Preferred

(Liquidation Amount $25 per share)

Final Term Sheet

Issuer:	Ontrak, Inc.
Securities:	9.50% Series A Cumulative Perpetual Preferred Stock (the “Series A Preferred Stock”)
Number of Shares:	1,730,000 shares of Series A Preferred Stock
Option to Purchase Additional Shares:	Up to 259,500 Shares
Trade Date:	December 16, 2020
Settlement Date:	December 18, 2020
Listing:	NASDAQ “OTRKP”
Offering size:	$42,817,500
Overallotment Option:	Up to $6,422,625
Maturity Date:	Perpetual (unless redeemed by Issuer on or after August 25, 2025 or in connection with a change of control or delisting event).
Rating:	The Series A Preferred Stock is not rated.
Dividend Rate (Cumulative):

We will pay cumulative cash dividends on the Series A Preferred Stock, when and as declared by our Board of Directors, at the rate of 9.50% of the $25.00 liquidation preference per year (equivalent to $2.375 per share).

Dividend Payment Dates:

Dividends will be payable quarterly in arrears, every February 28, May 30, August 31, and November 30; provided that if any dividend payment date is not a business day, then the dividend which would otherwise have been payable on that dividend payment date may be paid on the next succeeding business day, and no interest, additional dividends or other sums will accumulate. Dividends will accumulate and be cumulative from, and including, the date of original issuance.

Price to the Public:	$24.75
Day Count:	30/360
Liquidation Preference:

The liquidation preference of each share of Series A Preferred Stock is $25.00. Upon liquidation, Series A Preferred Stock shareholders will be entitled to receive the liquidation preference with respect to their shares of Series A Preferred Stock plus an amount equal to accumulated but unpaid dividends with respect to such shares.

Optional Redemption:

Series A Preferred Stock is redeemable by the Issuer on or after August 25, 2025. On or after August 25, 2025, the Issuer may redeem the Series A Preferred Stock, in whole or from time to time in part, for cash at a redemption price equivalent to $25.00 per share, plus accumulated and unpaid dividends to, but not including, the redemption date.

Special Optional Redemption Upon a Change of Control or Delisting Event:

Special optional redemption by the Company upon a change of control or delisting event, in whole or in part, for $25.00 per share, plus accrued but unpaid dividends, to, but not including, the redemption date (the “Redemption Right”). The circumstances that will constitute a “change of control” and a “delisting event” are set forth in the documents governing the Series A Preferred Stock.

Special Exchange Right Upon a Change of Control or Delisting Event:

Upon the occurrence of a change of control or delisting event, in the event the Company does not exercise the Redemption Right, holders of the Series A Preferred Stock will have the right to exchange some or all of the Series A Preferred Stock held by such holder into a number of common shares at a predetermined ratio.

DRD/QDI Eligible:	Yes
Minimum Denomination / Multiples:	$25.00/$25.00
CUSIP/ISIN:	683373 203/US6833732034
Book-Running Managers:	B. Riley Securities, Ladenburg Thalmann and William Blair
Co-Managers:	Aegis Capital Corp., The Benchmark Company, Incapital, Kingswood Capital Markets, division of Benchmark Investments, Inc.

This communication is intended for the sole use of the person to whom it is provided by the issuer.

The issuer has filed a registration statement (including a base prospectus dated October 16, 2020) and a preliminary prospectus supplement dated December 15, 2020 with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request them from B. Riley Securities, Inc. by calling (703) 312-9580 or by emailing prospectuses@brileyfin.com.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER E-MAIL SYSTEM.

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